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04030393

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 25 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34680 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 5/25/04

Consolidated annual results FY2003 (Year ended March 31, 2004)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

AR/S
3-31-04

Sumitomo Corporation

Sumitomo Corporation
Stock Exchange code No. 8053
(The first sections of Tokyo and Osaka Stock Exchanges)
President & CEO, Motoyuki Oka
For further information contact:
Mitsuru Iba, Corporate Communications Dept. Tel.+81-3-5166-3089
Makoto Nakamura, Accounting Controlling Dept. Tel.+81-3-5166-3354
(URL http://www.sumitomocorp.co.jp/english)

1. Operations for the year ended March 31, 2004

(1) Summary

(Remark) Amounts are rounded to the nearest million.

	Total trading transactions	(increase/decrease)	Operating income	(increase/decrease)	Income before income taxes and minority interests in earnings of subsidiaries	(increase/decrease)	Net income	(increase/decrease)
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Year ended March 31, 2004	9,197,882	(-0.3)	70,950	(-20.5)	109,035	(281.2)	66,621	(380.2)
Year ended March 31, 2003	9,229,576	(-4.3)	89,286	(1.0)	28,601	(-65.6)	13,874	(-70.9)

	Net income per share (basic)	Net income per share (diluted)	Net income ratio to net worth	Net income before income tax ratio to total assets	Net income before income tax ratio to total trading transactions
	(yen)	(yen)	(%)	(%)	(%)
Year ended March 31, 2004	62.66	61.31	9.9	2.2	1.2
Year ended March 31, 2003	13.04	13.00	2.2	0.6	0.3

Notes 1) Equity in earnings of associated companies (FY2003) 20,693 million yen (FY2002) 9,768 million yen
2) Average shares outstanding (consolidated) (FY2003) 1,063,190,319 (FY2002) 1,063,908,266
3) Changes of accounting policies None
4) Percentage figures are changes from the previous fiscal year.
5) Total trading transactions and Operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes.
6) For FY2003, equity in earnings of associated companies has been included in other income (expenses). The presentation of the prior period has been reclassified accordingly.
7) Certain restatements and reclassifications for the year ended March 31, 2003 have been made to conform to the presentation for March 31, 2004. See Note 3 of "Basis of Consolidated Financial Statements"

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
March 31, 2004	5,012,465	730,848	14.6	686.99
March 31, 2003	4,856,157	618,712	12.7	581.75

Note) Shares outstanding (consolidated) (March 31, 2004) 1,063,835,086 (March 31, 2003) 1,063,532,848

(3) Consolidated cash flows

	Operating activities	Investing activities	Financing activitites	Cash and cash equivalents, end of year
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Year ended March 31, 2004	61,754	57,929	-23,582	415,574
Year ended March 31, 2003	67,038	-59,878	43,011	324,358

(4) Number of consolidated subsidiaries and other associated companies (equity method)

Consolidated subsidiaries 575 Associated companies 217

(5) Changes in number of consolidated subsidiaries and other associated companies (equity method)

Consolidated (added 75, reduced 34) Associated (added 54, reduced 24)

2. Targets (fiscal year ending March 31, 2005)

	Total trading transactions	Net income
	(millions of yen)	(millions of yen)
Year ending March 31, 2005	9,100,000	70,000

[Reference] Estimated net income (year ending March 31, 2005) per share (basic) ¥65.80

The Group's business operations

(1) The Group, with Sumitomo Corporation as its nucleus and through offices covering the globe and their information networks, operates in a wide array of industries; in addition it is undertaking diversified activities as an integrated trading company, including providing various forms of financing to customers and business partners, organizing and coordinating various projects, and investing in industries such as information technology and retailing.

(2) Commodities and content of businesses, and principal subsidiaries and associated companies by operating segment are as follows:

Operating segment	Commodities and contents of business / Principal subsidiaries and associated companies
Operating segment	Commodities and contents of business
	Principal subsidiaries and associated companies
Metal Products	Domestic sales, international trading and processing of iron & steel and nonferrous metal products. Other related businesses.
	Sumisho Metalex Corporation (S) ○ ／ Sumisho Tekko Hanbai Co., Ltd. (S) ／ Asian Steel Company Ltd. (S)
	SC Metal Pty. Ltd. (S)
Transportation & Construction Systems	Domestic sales and international trading of ships, aircrafts, railroad transportation systems, automobiles, construction machinery and related equipment and parts. Other related businesses.
	Sumisho Auto Leasing Corporation (S) ◎ ／ P.T. Oto Multiartha (S) ／ Oshima Shipbuilding Co., Ltd. (A)
Machinery & Electric	Domestic sales, international trading and construction of machinery and equipment related to industries, infrastructure, electricity and energy. Sales and installation of equipment and systems related to information & telecommunication network. Promoting other related businesses.
	Sumisho Machinery Trade Corporation (S) ／ SC Machinex Corporation (S) ／ MobiCom Corporation (A)
Media, Electronics & Network	Promotion of media business including visual content and cable TV programs, IT solution service business, telecommunication and network related business and EMS business. Development and distribution of electronics devices and new highly value-added materials.
	Sumisho Computer Systems Corporation (S) ◎ ／ Sumisho Electronics Co., Ltd. (S) ○ ／ Sumitronics Asia Holding Pte. Ltd. (S)
	Jupiter Telecommunications Co., Ltd. (A) ／ Jupiter Programming Co., Ltd. (A) ／ MS Communications Co., Ltd. (A)
Chemical	Domestic sales, international trading and development of products related to new materials, electronics materials, inorganic chemicals, alkalis, bio-pharmaceuticals, medicals, agricultural chemicals, plastics and organic chemicals. Other related businesses.
	Sumitomo Shoji Plastics Co., Ltd. (S) ／ Summit Pharmaceuticals International Corporation (S) ／ Sumitomo Shoji Chemicals Co., Ltd. (S)
	Cantex Inc. (S)
Mineral Resources & Energy	Development and international trading of coal, iron ore, iron sources, nonferrous raw materials, LNG (liquefied natural gas), petroleum, semi-manufactured goods and finished products relating to petroleum, LPG (liquefied petroleum gas), batteries and carbon products. Domestic power and energy related businesses.
	Sumisho Oil Corporation (S) ／ Sumisho LPG Holdings Co., Ltd.(S) ／ Nusa Tenggara Mining Corporation (S)
	Sumisho Coal Australia Pty. Ltd. (S) ／ LNG Japan Corporation (A)
Consumer Goods & Service	Domestic sales and international trading of raw materials and products of food & foodstuffs, fertilizers and textiles. Operating retail and downstream businesses handling a wide range of consumer goods and services.
	Summit Inc. (S) ／ Shinko Sugar Co., Ltd. (S) ○ ／ Mammy Mart Corporation (A) ○ ／ Otto-Sumisho Inc. (A)
Materials & Real Estate	Domestic sales and international trading of cement, lumber, woodchip, pulp paper, tires and other materials. Promotion of real estate businesses such as office building rentals, condominiums sales, and commercial complex management.
	Sumisho Paper Co., Ltd. (S) ／ S.C. Cement Co., Ltd. (S) ／ Sumisho & Mitsuibussan Kenzai Co., Ltd. (A) ／ IG Kogyo Kaisha., Ltd (A)
	P.T. Summitmas Property (A)
Financial & Logistics	Finance businesses, private equity investments and commodities and derivative businesses. Providing logistics services, insurance services and overseas industrial park businesses.
	Bluewell Corporation (S) ／ Sumitrans (Japan) Corporation (S) ／ Sumisho Capital Management Co. (S)
	P.T. East Jakarta Industrial Park (S)
Domestic Regional Business Units and Offices	Various businesses at key locations in Japan.
	Sumisho Textile Company, Ltd. (S) ／ Sumisho Steel Sheets Works Co., Ltd. (S) ／ Sumisho Montblanc Co., Ltd. (S)
	Nippon Katan Co., Ltd. (A) ○
Overseas Subsidiaries and Branches	Various businesses at key locations in the world.
	Sumitomo Corporation of America (S) ／ Sumitomo Corporation Europe Holding Ltd. (S) ／ Sumitomo Corporation (Singapore) Pte. Ltd. (S)
	Total 8 subsidiaries in China (S) ／ Sumitomo Australia Ltd. (S)
Corporate	
	Sumisho Lease Co., Ltd. (A) ◎

(Notes)

1. (S) stands for subsidiaries, and (A) for associated companies.
2. The companies mentioned above include listed companies at; Tokyo Stock Exchange etc. (marked◎), JASDAQ (marked○).

Management policy

1. Medium-term management strategies and business activity etc. during the fiscal year

• Medium-term management plan, "AA Plan"

Starting in the period under review, we launched the "AA Plan"[1] as our new two-year medium-term management plan. Under this plan we have adopted quantitative targets of (a) a consolidated risk-adjusted return[2] ratio of 6% or more on a two-year average basis and (b) a net income of ¥60 billion for fiscal year 2003, ¥70 billion for fiscal year 2004 and for a two-year total of ¥130 billion. We were able to achieve the target for fiscal year 2003.

The AA Plan will serve as a beacon for aggressively investing our management resources to core businesses. During the period under review, we moved to expand our earnings base with a number of initiatives, including the acquisition of steel product operations, the acquisition of additional business interests in the field of mineral resources and energy, the development of logistics networks in China, and active moves in the field of leading-edge technology.

We have identified a number of strategic regions for high-priority attention. One is China, where during fiscal year 2003 we worked to develop partnerships with leading corporate groups and a university. Another is Russia, where the business environment has been rapidly improving; we dispatched several company-wide missions aimed at finding potential new businesses there. Also, under the guidance of the Committee for Globalization, we have been working to strengthen our earning power by harmonizing our regional and product strategies; in addition to the wide-zone operations already established in the Americas, Europe and the Middle East, during the period under review we extended this approach to Southeast Asia.

• Creating and expanding core businesses

In order to achieve the objectives of the AA Plan, our business units have been devoting energy to creating and expanding core businesses. Here are some specific examples of our undertakings:

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[1] "AA" is short for "Approach for Achievement." The name of the plan is an expression of our determination to approach a level of earning power sufficient to cover our shareholders' capital cost.

[2] The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated as a fraction whose numerator is the return on the business as measured by the consolidated net income (after taxes) that it is expected to generate during an accounting period and whose denominator is the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

(1) Metal Products Business Unit

We completed the process of acquiring the steel product operations of Nichimen Corporation, a move that contributed to the expansion of the domestic and international business base of our steel activities. In addition, we launched a joint-venture company with Sumitomo Metal Industries, Ltd. and China Steel Corporation, Taiwan's largest steel manufacturer, aimed at enhancing the blast furnace operating efficiency of the upstream operation at Sumitomo Metal's Wakayama Steel Works, and we actively undertook exports of the semi-finished steel products manufactured there. We also consolidated our two major steel sales subsidiaries in western Japan into a single company, SC Pipe Solutions Co., Ltd.; together with our sales company for eastern Japan, Sumisho Pipe & Steel Co., Ltd., we rationalized our domestic steel sales setup and strengthened and expanded our sales base.

(2) Transportation & Construction Systems Business Unit

In the area of transportation equipment projects, together with Mitsubishi Heavy Industries, Ltd. and South Korea's LG Industrial Systems Co., Ltd., which manufactures and sells electronic machinery, systems, etc., we won an order for the automated people-mover system at Incheon International Airport in South Korea. In the automobile lease and finance business, we continued to achieve favorable results centering on operations in Japan and elsewhere in Asia, and we also extended operations to the Middle East with the establishment of Summit Auto Trade Facilities Private Shareholding Co., Ltd., in Jordan. In Russia, Sumitec International Ltd., a construction equipment sales subsidiary, became the first local Japanese subsidiary to conclude a risk participation agreement with the European Bank for Reconstruction and Development for a part of customer liabilities under construction equipment lease contracts.

(3) Machinery & Electric Business Unit

In the field of large-scale overseas power plant projects, we recommenced construction of the Tanjung Jati B Coal-Fired Power Plant in Indonesia, and we won an order and began construction on facilities for the Tanjung Bin Coal-Fired Power Plant in Malaysia. We also actively pursued a joint project aimed at commercialization of fuel cells together with Acumentrics Corporation, a U.S. firm involved in fuel cell development, and Nippon Steel Corporation. In addition, in the field of telecommunications, we tied-up with the Orascom Group, Egypt's biggest business conglomerate, and built up our business base in the Middle East with moves including the establishment of a joint-venture company in the United Arab Emirates.

(4) Media, Electronics & Network Business Unit

Jupiter Telecommunications Co., Ltd., Japan's biggest cable television operator, continued to steadily increase its base of subscribers and achieved a single-year profit for the first time. Jupiter Programming Co., Ltd., which provides programming for cable TV and satellite broadcasting services, achieved favorable results from its subsidiary Jupiter Shop Channel Co., Ltd., a major TV shopping channel operator, and it also established On-line TV Co., Ltd., a broadcasting company which provides TV programs, etc., over the Internet. MS Communications Co., Ltd., a joint-venture company with Mitsubishi Corporation, did well in its business thanks to increased sales of camera-equipped mobile phones.

(5) Chemical Business Unit

Together with Morita Chemical Industries Co., Ltd., a manufacturer of fluorine compounds, we established a joint-venture company in China's Jiangsu Province to produce and sell materials for lithium-ion batteries, which are the main power source used for communication devices; this readies us to meet the expected future growth of demand for such batteries in China. Also, thanks to the favorable evaluation of the Supply Chain Management[3] system of our subsidiary Summit Electro-Materials Sales Co., Shanghai, Ltd., we won the right to operate an integrated supply scheme for the liquid crystal display materials used by an affiliate of NEC Corporation in Shanghai. Within Japan, together with Asahi Glass Co., Ltd., we established a company for sales of soda ash, which is used mainly as a material for glass products; the new company will provide steady, low-cost supplies of this material.

(6) Mineral Resources & Energy Business Unit

We actively increased our business interests in the field of mineral resources and energy with the acquisition of additional coal mining interests in Queensland, Australia, and the acquisition of additional interests for liquefied natural gas (LNG) in the Tangguh LNG Project in Indonesia through our joint-venture company LNG Japan Corporation. In Indonesia, our Batu Hijau copper and gold mine development project continued to operate smoothly, and due in part to the rise in the prices of copper and gold, its profitability improved substantially. Within Japan, Summit Wind Power SAKATA Corporation, which is undertaking a large-scale wind power generation project for Tohoku Electric Power Co., Inc., commenced commercial operation of its power generation facilities.

(7) Consumer Goods & Service Business Unit

In the area of supermarket chain business, Summit, Inc. and Mammy Mart Corporation, which operate a food supermarket chain centering on the Tokyo area, both continued to achieve positive business results. In response to the heightening of consumers' concern about the safety of food products, we worked to further expand our business through the construction of business models extending from product development through logistics with a primary focus on fresh food products, including bananas from the Philippines and pork from the United States, that we established a high

[3] The "Supply Chain Management" system is an overall approach aimed at maximizing the efficiency of the flows of goods, payments, and information all the way from the procurement stage through production and sales, based on the application of advanced information technology and logistics technology.

level of "traceability."[4] In the area of the fashion brand business, Coach Japan, Inc., is moving ahead actively to develop additional outlets, including a third flagship store in the Marunouchi district of Tokyo this April, in addition to its existing flagship stores in Ginza and Shibuya districts of Tokyo.

(8) Materials & Real Estate Business Unit

We moved to strengthen our wood product related businesses with the acquisition of Seven Kogyo Co., Ltd., Japan's largest manufacturer and seller of laminated wood products, etc. With the establishment of Shaheen Tyres Company (LLC) in the United Arab Emirates, we created a base for developing retail sales of automobile tires and the like there. In addition, we steadily carried out shipments from Chile to Japan of woodchips for use in paper production, a business arising from the reforestation project that we have undertaken jointly with Nippon Paper Industries Co., Ltd., in Chile. In the field of construction and real estate, we started work on a multiple urban redevelopment project including condominiums and commercial facilities in the Kachidoki 6-chome district of Tokyo.

(9) Financial & Logistics Business Unit

We have achieved further expansion of our logistics networks in China, whose economy continues to advance at a dramatic pace, with moves including the start of operations at Wuxi Sumisho Hi-Tech Logistics Co., Ltd., a company providing comprehensive logistics services, and at Beijing Sumisho Sagawa Logistics Co., Ltd., a parcel-delivery company, and the establishment of a joint-venture operating company with a subsidiary of Senshukai Co., Ltd., providing inspection, logistics and processing, and storage for apparel, daily sundries, etc. In Vietnam we continued with the second stage of construction at the Thang Long Industrial Park. And in the area of financing, together with Will Capital Management Co., Ltd., which provides venture companies and the like with business development services, we set up a business development fund for investing in enterprises involved in such fields as clothing, food, welfare and education.

[4] "Traceability" refers to a set of arrangements tracking and checking information about products, particularly foodstuffs, as they make their way from the raw material stage through the production stage to the retail stage.

• "A global organization that contributes broadly to society"

During the period under review, we implemented measures as highlighted below in the aim of being "a global organization that contributes broadly to society," as set forth in our Management Principles.

(1) Corporate governance

Last April, we released the "Sumitomo Corporation Corporate Governance Principles," and implemented a number of specific related measures, including the reinforcement and enhancement of the corporate auditing system, appointment of outside advisors, reduction of the size of the Board of Directors, adoption of an executive officer system and the setting of limits on the chairman's and president's terms of office.

(2) Legal compliance

We actively moved to achieve even fuller compliance with applicable laws and regulations by implementing training throughout the Sumitomo Corporation Group and by expanding the routes for submission of reports by employees under our "Speak Up" System.[5]

(3) Initiatives for environmental conservation

We undertook a variety of sustainable business projects, such as wind power generation and other forms of clean energy production, energy-saving projects and measures to reduce greenhouse gases. In 1999 we obtained the ISO 14001 Environmental Management System, and since then we have been extending the scope of the certification to cover the Sumitomo Corporation Group companies. We have also been working to promote waste reduction and better recycling in our everyday office activities.

(4) Contributions to society

In addition to our fundamental stance of contributing to society through our business activities, we continued our support for overseas scholarship programs, including scholarships to support students in Asian countries and assistance for the activities of the Junior Philharmonic Orchestra in Japan.

We have released a document titled "Social and Environmental Report 2003" summarizing our efforts in the above areas.

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[5] The "Speak Up" System is a system that allows employees to report information directly to the Legal Compliance Committee in cases where they have become aware of a compliance-related problem but, for whatever reason, are unable to report it via the routine chain of command. We have expanded the routes for such reports to include the options of submission via our principal legal advisors and corporate auditors.

2. Future Pressing issues

In the period ahead, we will continue to pursue our basic management policies under the AA Plan, namely, the expansion of our earnings base through the reinforcement of our core businesses, and the enhancement of our corporate strength. In terms of expanding our earnings base, we are now within sight of attaining our medium-term goal, a figure which would cover our shareholder's capital cost (a consolidated risk-adjusted return ratio of 7.5%). And in order to enhance our corporate strength, we will strive to upgrade our management efficiency, and at the same time we will work to maintain and improve our management soundness through risk management, and we will further step up moves to secure full legal compliance.

Through these efforts, we will work to further increase our corporate value and to "achieve prosperity and realize dreams" for our shareholders and all our other stakeholders. At the same time we will strive to achieve further development as a global leading company that contributes broadly to society.

3. Attitude and policy for reducing the quantity of trading unit (round lot)

We understand that reducing the quantity of trading unit (round lot) might encourage to expand our investor base and the liquidity of Sumitomo Corporation's stock. Since we believe that our liquidity is at a satisfactory level currently, we will carefully consider this issue by examining both future market demand and its related cost.

4. Dividend policy

The company has a basic policy of ensuring long-term, stable dividends and has maintained an ordinary dividend of 8 yen per share since fiscal year 1989.

Sumitomo Corporation Governance Principles

Item	Content
Fundamental Principle	
	The business spirit of Sumitomo is a business and management concept that has continued to flow throughout Sumitomo's operations for over 400 years. The Sumitomo Spirit was embodied in the "Business Principles" drafted in 1891(in the 24th year of Meiji). Namely: 1. Sumitomo shall achieve strength and prosperity by placing prime importance on integrity and sound management in the conduct of its business. 2. Sumitomo shall manage its activities with foresight and flexibility in order to cope effectively with the changing times. Under no circumstances, however, shall it pursue easy gains or act imprudently. In 1998, we adopted the following "Management Principles" in order to develop a corporate vision for the 21st century while still adhering to the Sumitomo Spirit: ・To achieve prosperity and realize dreams through sound business activities. ・To place prime importance on integrity and sound management with utmost respect for the individual. ・To foster a corporate culture full of vitality and conducive to innovation. The Sumitomo Spirit and Management Principles are the ethical backbone of our company and serve as the unwavering truths that support corporate governance. Realizing that, we have engaged in studies concerning the optimal managerial system for our company, namely a method of governance which is responsive to the trust placed in us by our shareholders while at the same time making management that takes in the interests of all stakeholders a reality. Ultimately, we view corporate governance as the "improvement of management efficiency" and the "maintenance of sound management," as well as the "securing of managerial transparency" which is required to accomplish the same. At this time, the principles concerning the corporate governance of the company are as prescribed hereunder.
Board of Directors	
(1) Role	• The board of directors renders decisions concerning key management matters and oversees the operation of the business by the directors and the executive officers.
(2) Composition	• The board of directors is comprised of all directors and corporate auditors. The number of directors shall be set within a scope which enables due deliberation and speedy and reasonable decision making by the board of directors. Currently, around 15 directors is considered an appropriate number. • Further consideration will be given to the election of outside directors.

Item	Content
(3) Chairman & President and CEO	• The Chairman of the Board of Directors oversees the board of directors, while the President and CEO supervises and carries out the business of the company. • Based on checks and balances, in principle there shall be both a Chairman and a President and CEO, and no one individual shall serve as both the Chairman and the President and CEO.
(4) Administration	• In principle, a meeting of the board of directors shall be convened once each month. • In order to ensure the attendance of directors and corporate auditors at meetings of the board of directors, notice of the convening of regular meetings of the board of directors for the following year (from January to December) shall be provided early each December. • Matters related to resolutions of the board of directors and specific standards for submitting matters for deliberation shall be prescribed in the company's internal rules "Matters Related to the Administration of Board of Directors." • In order to fully promote the function of the board of directors and recognizing the need for all directors and corporate auditors to have accurate and complete information regarding items on the agenda, materials required for consideration of the agenda items shall, except in emergencies, be provided beforehand to all directors and corporate auditors. • In principle, an explanation of each agenda item shall be provided by the director in charge of the matter submitted for deliberation, or by a director named thereby, but related directors may provide supplemental explanations when necessary in order to facilitate diverse debate. In addition, the executive officers or persons holding posts of department manager or above who are in charge of the matters may be called to attend when required for expert analytical explanations or for responses to specialized questions.
Directors (Board Members)	
(1) Qualifications	• Candidates for directors shall be honest in character, highly insightful and capable and shall have expert business knowledge and extensive experience. Gender and nationality etc. shall be of no consequence.
(2) Representative Directors	• In principle, all directors shall be representative directors.
(3) Term of Office	• The term of office for a director shall be two years, but this shall not preclude reelection. Provided, however, that the term of office for directors appointed to fill vacancies or new directorships shall be the same as the term of office for the other sitting directors. • Notwithstanding the foregoing, in principle, the term of office of the directors serving as the Chairman and the President and CEO shall not exceed three terms, or six years.
(4) Remuneration	• Remuneration provided to directors shall be within the monetary amount approved by a general meeting of shareholders and shall be decided by the board of directors.

Item	Content
(5) Duties	• Directors shall comply with laws, ordinances and the articles of incorporation and shall exercise the duty of a good manager to faithfully engage in their duties while taking into consideration the interests of all stakeholders. • Directors shall not engage in activities contrary to the interests of the company. Moreover, the company shall be prohibited from making monetary loans to individual directors. • Absent the consent of the company, directors shall not engage in their own businesses or concurrently serve in other posts. • Directors, when trading stocks and the like, shall comply with laws, ordinances, and the internal regulations "Matters Related to Insider Trading," and shall exercise due care not to cause any suspicions of insider trading.
Executive Officers	
(1) Executive Officer System	• With the approval of the board of directors, the following executive officers shall be appointed and delegated the execution of work: President and CEO Executive Vice President Senior Managing Executive Officer Managing Executive Officer Executive Officer • With the exclusion of the Chairman, all directors shall concurrently serve as executive officers.
(2) Appointment	• Executive officers shall be appointed by resolution of the board of directors.
(3) Term of Office	• The term of office for an executive officer shall be two years, but this shall not preclude reelection.
(4) Remuneration	• Remuneration to executive officers shall be set as a position-based amount and shall reflect company performance and the evaluation of the executive officer. These standards shall be approved by the board of directors. • The amount of remuneration for an executive officer position shall be determined by the president based on the foregoing standards, pursuant to the authorization of the board of directors. • Remuneration provided to executive officers also serving as directors shall be included in the remuneration provided as a director.
(5) Duties	• Executive officers shall assume the same duties as the directors (see foregoing Item (5)).
Advisers	
	• With its goal of becoming a leading global company, the company shall appoint several outside knowledgeable persons as advisers, shall seek a wide variety of advice and proposals concerning management strategy, medium and long term issues, and the like from these advisers, and shall utilize the same in overall management.

Item	Content
Councils & Committees	
(1) Management Council	• A management council shall be established as an advisory body for the president, and shall engage in the exchange of opinions and information concerning basic policies and key matters related to management. • The management council shall be comprised of the chairman, president and CEO, executive vice president, and specific senior managing and managing executive officers.
(2) Compliance Committee	• The Compliance Committee shall strive for thorough compliance not only by the company but by all subsidiaries and affiliate companies in the group, based on the maintenance of management soundness.
Board of Corporate Auditors	
(1) Role	• The board of corporate auditors holds the authority prescribed by law and ordinances. In addition, decisions concerning auditing policies, methods for examining the status of the business and assets of the company, and other matters related to the execution of the duties of corporate auditors shall be made by resolution of this board.
(2) Composition	• There shall be five corporate auditors, with three of these being outside corporate auditors.
(3) Administration	• In principle, the board of corporate auditors shall meet once each month.
Corporate Auditors	
(1) Role	• Each corporate auditor shall audit the execution of duties by directors as members of the board of directors and as executive officers (representative directors).
(2) Qualifications	• Candidates for outside corporate auditors shall be honest in character, highly insightful and capable, hold a high degree of specialized knowledge and a wealth of experience in specific fields such as law, accounting, business management, and the like, and shall be persons who endorse the company's management principles and policies. Gender and nationality etc. shall be of no consequence. • Candidates for internal corporate auditors shall be honest in character, highly insightful and capable, and shall have expert business knowledge and extensive experience. Gender and nationality etc. shall be of no consequence.
(3) Remuneration	• Remuneration provided to corporate auditors shall be within the monetary amount approved by a general meeting of shareholders, and shall be decided upon mutual consultation of the corporate auditors.
(4) Duties	• Corporate auditors shall attend meetings of the board of directors, and when necessary shall express their opinions thereat. In addition, corporate auditors may attend all other internal meetings, including those of the management council. • Corporate auditors shall observe laws, ordinances and the articles of incorporation, and shall exercise the care of a good manager in the faithful execution of their duties.

Item	Content
	• Corporate auditors, when trading stocks and the like, shall comply with laws, ordinances, and the internal regulations "Matters Related to Insider Trading," and shall exercise due care not to cause any suspicions of insider trading.
Disclosure of Information	
	• In an effort to bring an accurate understanding of the company's management policies and business activities to all stakeholders, the company shall strive to make full disclosure, not limiting itself to the disclosure of information required by law, but also actively pursuing the voluntary disclosure of information.

Management results

1. Operating results for the fiscal year

The consolidated total trading transactions for the fiscal year 2003 (year ended March 31, 2004) amounted to 9,197.9 billion yen. This was almost as the same level as the previous fiscal year, reflecting decreases by the appreciation of the yen and the withdrawal from less profitable businesses, and increase by the effects on rises in the prices of international commodities.
Gross profit increased by 4.9 billion yen to 501.3 billion yen. By segment, Metal Products increased due to the acquisition of steel products business from Nichimen Corporation, Transportation & Construction Systems increased mainly due to the expansion of automobile lease and finance businesses in Japan and Asia, and Consumer Goods & Service increased in retail businesses including Summit, a food supermarket chain. On the other hand, Mineral Resources & Energy decreased with a decline in our coal business in Australia. In addition, Overseas Subsidiaries and Branches, and Domestic Regional Business Units and Offices also decreased.

Selling, general and administrative expenses increased by 16.0 billion yen from the previous fiscal year, resulting from increases in personnel expenses due to the expansion of business activities at subsidiaries and increase of retirement benefit expenses. Amortization of software also increased.
Gain on sale of marketable securities and investments, net was 39.6 billion yen, increased from the previous year. Loss on valuation of marketable securities and investments, net decreased. In the previous year, large losses on securities mainly of Japanese financial institutions were recognized due to the weak stock market.
In addition, equity in earnings of associated companies, net increased by 10.9 billion yen to 20.7 billion yen. Jupiter Telecommunications recorded profits for the first time and the Batu Hijau copper and gold mine project improved its performance.

As a result, net income for the fiscal year totaled 66.6 billion yen, achieving the 60 billion yen target for the first year of the "AA Plan."

2. Targets for the next fiscal year

The targets for the next fiscal year ending March 31, 2005 are as follows.

Total trading transactions	9.1 trillion yen
Net income	70 billion yen

Note) Total trading transactions is presented in a manner customarily used in Japan for Japanese investors' purposes.

Caution Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainty and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

3. Financial position

As of March 31, 2004, total assets increased by 156.3 billion yen to 5,012.5 billion yen from March 31, 2003. This was mainly due to the increases of operating assets by expanding the earnings base, cash and cash equivalents to maintain sufficient liquidity, and unrealized gain on marketable securities, despite the decrease of foreign currency assets affected by the appreciation of the yen.

Shareholders' equity increased by 112.1 billion yen to 730.8 billion yen, due to the increase of retained earnings and reflecting the recovery of the stock prices. As a result, the shareholders' equity ratio improved by 1.9 points to 14.6%.

In fiscal year 2003, net cash provided by operating activities was 61.8 billion yen.

Net cash provided by investing activities was 57.9 billion yen, as a net result of proceeds from sales of marketable securities and strategic investments to expand the earnings base.

Accordingly, free cash flow was 119.7 billion yen. Net cash used in financing activities was 23.6 billion yen as a result of repaying short-term debt, while long-term debt was raised to ensure stable funding.

As a result, cash and cash equivalents as of March 31, 2004 increased by 91.2 billion yen to 415.6 billion yen from March 31, 2003.

Sumitomo Corporation and Subsidiaries

Consolidated Statements of Income

For the years ended March 31, 2004 and 2003

	Millions of yen		Millions of U.S. Dollars
		(Restated-Note3)	
	March 31, 2004	March 31, 2003	March 31, 2004
Revenue:			
Revenue from sales	¥ 1,445,409	¥ 1,275,419	$ 13,898
Revenue from fees and commisions	263,187	262,909	2,531
Total revenue	1,708,596	1,538,328	16,429
Cost of sales	(1,207,264)	(1,041,879)	(11,608)
Gross profit	501,332	496,449	4,821
Other income (expenses)			
Selling, general and administrative expenses	(422,363)	(406,334)	(4,061)
Settlements received (paid) on copper trading litigation	(7,139)	192	(69)
Provision for doubtful receivables	(8,019)	(5,588)	(77)
Impairment losses on long-lived assets	(5,178)	(20,371)	(50)
Gain on sale of property and equipment, net	13,320	3,283	128
Interest income	15,684	24,895	151
Interest expense	(22,058)	(30,901)	(212)
Dividends	6,934	6,373	67
Loss on valuation of marketable securities and investments, net	(23,237)	(66,104)	(223)
Gain on sale of marketable securities and investments, net	39,557	18,979	380
Equity in earnings of associated companies, net	20,693	9,768	199
Other, net	(491)	(2,040)	(5)
Total other income (expenses)	(392,297)	(467,848)	(3,772)
Income before income taxes and minority interests in earnings of subsidiaries	109,035	28,601	1,049
Income taxes	(35,697)	(8,374)	(344)
Income before minority interests in earnings of subsidiaries	73,338	20,227	705
Minority interests in earnings of subsidiaries, net	(6,717)	(6,353)	(64)
Net income	¥ 66,621	13,874	$ 641
Amounts per share	Yen		U.S. Dollars
Net income			
Basic	¥ 62.66	¥ 13.04	$ 0.60
Diluted	61.31	13.00	0.59
Cash dividends declared for the year	¥ 8.00	¥ 8.00	$ 0.08
Total trading transactions	¥ 9,197,882	¥ 9,229,576	$ 88,441

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥104=US$1.
2) For the fiscal year ended March 31, 2004, equity in earnings of associated companies has been included in other income (expenses). The presentation of the prior period has been reclassified accordingly.
3) Certain restatements and reclassifications for the year ended March 31, 2003 have been made to conform to the presentation for March 31, 2004. See Note 3 of "Basis of Consolidated Financial Statements"
4) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalant to, or a substitute for, sales or revenues under U.S. GAAP.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of March 31, 2004 and 2003

	Millions of Yen	(Restated-Note3)	Millions of U.S. Dollars
	March 31, 2004	March 31, 2003	March 31, 2004
ASSETS			
Current assets			
Cash and cash equivalents	¥ 415,574	¥ 324,358	$ 3,996
Time deposits	2,690	3,360	26
Marketable securities	2,823	7,643	27
Receivables—trade			
Notes and loans	238,213	270,737	2,290
Accounts	1,178,006	1,095,814	11,327
Associated companies	151,156	138,329	1,453
Allowance for doubtful receivables	(8,851)	(9,762)	(85)
Inventories	412,340	413,091	3,965
Deferred income taxes	37,613	29,273	362
Advance payments to suppliers	51,541	47,802	496
Other current assets	140,128	116,129	1,347
Total current assets	2,621,233	2,436,774	25,204
Investments and long-term receivables:			
Investments in and advances to associated companies	383,980	375,743	3,692
Other investments	468,986	413,572	4,509
Long-term receivable	597,461	666,049	5,745
Allowance for doubtful receivables	(49,957)	(76,185)	(480)
Total investments and long-term receivables	1,400,470	1,379,179	13,466
Property and equipment, at cost less accumulated depreciation	755,409	761,016	7,264
Prepaid expenses, non-current	98,589	110,660	948
Deferred income taxes, non-current	9,369	46,308	90
Other assets	127,395	122,220	1,225
Total	¥ 5,012,465	¥ 4,856,157	$ 48,197

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥104=US$1.
2) Certain restatements and reclassifications for the year ended March 31, 2003 have been made to conform to the presentation for March 31, 2004. See Note 3 of "Basis of Consolidated Financial Statements"

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of March 31, 2004 and 2003

	Millions of Yen	(Restated-Note3)	Millions of U.S. Dollars
	March 31, 2004	March 31, 2003	March 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 452,064	¥ 615,840	$ 4,347
Current maturities of long-term debt	330,622	382,164	3,179
Payables-trade			
Notes and acceptances	107,474	115,189	1,033
Accounts	771,092	728,680	7,414
Associated companies	22,829	25,565	220
Income taxes	15,890	17,075	153
Accrued expenses	61,228	47,695	589
Advances from customers	66,232	60,462	637
Other current liabilities	99,773	97,245	959
Total current liabilities	1,927,204	2,089,915	18,531
Long-term debt, less current maturities	2,218,415	2,045,957	21,331
Accrued pension and retirement benefits	10,895	9,075	105
Deferred income taxes	38,797	3,914	373
Minority interests	86,306	88,584	830
Shareholders' equity:			
Common stock	169,439	169,439	1,629
Additional paid-in capital	189,621	189,548	1,823
Retained earnings			
Appropriated for legal reserve	17,686	17,686	170
Unappropriated	365,894	307,781	3,518
	383,580	325,467	3,688
Accumulated other comprehensive loss	(11,237)	(64,993)	(108)
Treasury stock, at cost	(555)	(749)	(5)
Total shareholders' equity	730,848	618,712	7,027
Total	¥ 5,012,465	¥ 4,856,157	$ 48,197

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥104=US$1.
2) Certain restatements and reclassifications for the year ended March 31, 2003 have been made to conform to the presentation for March 31, 2004. See Note 3 of "Basis of Consolidated Financial Statements"

Sumitomo Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Income

For the years ended March 31, 2004 and 2003

	Millions of Yen				Millions of U.S. Dollars	
			(Restated-Note3)			
		2004		2003		2004
Common Stock:						
Balance, beginning of year	¥	169,439	¥	169,439	$	1,629
Increase (Decrease)		-		-		-
Balance, end of year	¥	169,439	¥	169,439	$	1,629
Additional paid-in capital:						
Balance, beginning of year	¥	189,548	¥	189,548	$	1,822
Increase		73		-		1
Balance, end of year	¥	189,621	¥	189,548	$	1,823
Retained earnings appropriated for legal reserve:						
Balance, beginning of year	¥	17,686	¥	17,686	$	170
Increase (Decrease)		-		-		-
Balance, end of year	¥	17,686	¥	17,686	$	170
Unappropriated retained earnings:						
Balance, beginning of year	¥	307,781	¥	302,420	$	2,959
Net income		66,621		13,874		641
Cash dividends paid		(8,508)		(8,513)		(82)
Balance, end of year	¥	365,894	¥	307,781	$	3,518
Accumulated other comprehensive loss:						
Balance, beginning of year	¥	(64,993)	¥	(20,750)	$	(625)
Other comprehensive income (loss), net of tax		53,756		(44,243)		517
Balance, end of year	¥	(11,237)	¥	(64,993)	$	(108)
Treasury stock:						
Balance, beginning of year	¥	(749)	¥	(376)	$	(7)
Disposition (Purchase) of treasury stock		194		(373)		2
Balance, end of year	¥	(555)	¥	(749)	$	(5)
Disclosure of comprehensive income (loss):						
Net income for the year	¥	66,621	¥	13,874	$	641
Other comprehensive income (loss), net of tax		53,756		(44,243)		517
Comprehensive income (loss) for the year	¥	120,377	¥	(30,369)	$	1,158

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥104=US$1.
2) Certain restatements and reclassifications for the year ended March 31, 2003 have been made to conform to the presentation for March 31, 2004. See Note 3 of "Basis of Consolidated Financial Statements"

Sumitomo Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the years ended March 31, 2004 and 2003

	Millions of Yen	(Restated-Note3)	Millions of U.S. Dollars
	2004	2003	2004
Operating activities:			
Net income	¥ 66,621	¥ 13,874	$ 641
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	81,177	71,817	780
Provision for doubtful receivables	8,019	5,588	77
Impairment losses on long-lived assets	5,178	20,371	50
Gain on sale of property and equipment, net	(13,320)	(3,283)	(128)
Loss on valuation of marketable securities and investments, net	23,237	66,104	223
Gain on sales of marketable securities and investments, net	(39,557)	(18,979)	(380)
Equity in earnings of associated companies, net of dividends received	(17,395)	(7,954)	(167)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:			
Receivables	(108,271)	(39,720)	(1,041)
Inventories	(3,449)	(31,151)	(33)
Payables	62,027	31,110	596
Other, net	(2,513)	(40,739)	(24)
Net cash provided by operating activities	61,754	67,038	594
Investing activities:			
Changes in:			
Property and equipment	(68,274)	(52,269)	(656)
Marketable securities and investments	76,769	36,531	738
Loans	48,920	(47,327)	470
Time deposits	514	3,187	5
Net cash provided by (used in) investing activities	57,929	(59,878)	557
Financing activities:			
Changes in:			
Short-term debt	(175,757)	(153,214)	(1,690)
Long-term debt	160,909	202,071	1,547
Cash dividends paid	(8,508)	(8,513)	(82)
Others	(226)	2,667	(2)
Net cash provided by (used in) financing activities	(23,582)	43,011	(227)
Effect of exchange rate changes on cash and cash equivalents	(4,885)	(2,539)	(47)
Net increase in cash and cash equivalents	91,216	47,632	877
Cash and cash equivalents, beginning of year	324,358	276,726	3,119
Cash and cash equivalents, end of year	¥ 415,574	¥ 324,358	$ 3,996

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥104=US$1.
2) For the fiscal year ended March 31, 2004, "equity in earnings of associated companies" in operating activities has been reported net of dividends received. The presentation of the prior period has been reclassified accordingly.
3) Certain restatements and reclassifications for the year ended March 31, 2003 have been made to conform to the presentation for March 31, 2004. See Note 3 of "Basis of Consolidated Financial Statements"

Sumitomo Corporation and Subsidiaries

Basis of Consolidated Financial Statements

1. Basis of consolidated financial statements

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company and most of its consolidated subsidiaries' accounting records are maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Adjustments to those records have been made to present U.S. GAAP financial information. The significant adjustments include those relating to the accounting for the valuation of certain investment securities, impairment losses on long-lived assets and loans receivable, pension costs, deferred gain on sales of property for tax purposes, accrual of certain expenses and losses, derivative instruments and hedging activities, business combinations, revenue presentation, and deferred taxes.

2.Consolidation and investments in subsidiaries and associated companies

(1) Number of majority-owned subsidiaries: 575
Number of domestic subsidiaries: 192
Number of foreign subsidiaries: 383
See P.2 for more detail of these subsidiaries.

(2) Number of associated companies accounted for by the equity method: 217
Number of domestic associated companies: 87
Number of foreign associated companies: 130
See P.2 for more detail of these associated companies.

3. Restatement of prior year's consolidated financial statements

The Companies have in the past reported total trading transactions and gross trading profits in their consolidated statements of income. For the fiscal year ended March 31, 2004, the Companies have reported revenue from sales, cost of sales, and revenue from fees and commissions in a manner consistent with the accounting guidance in Emerging Issues Task Force Issue No 99-19 as to reporting revenues based on the gross amount billed or the net amount retained. The Companies have restated prior year consolidated financial statements in order to conform to the current year presentation. This restatement has no effect on reported gross profits or net income for the years restated.

The Companies have also restated prior year consolidated financial statements for their accounting for deferred taxes related to investments in affiliates and the effect of tax rate changes on deferred taxes recognized as part of other comprehensive income. This restatement resulted in changes in income tax expense (benefit), net income, shareholders' equity, and net income per share for the years restated.

4.Summary of significant accounting policies

(1) Marketable securities and other investments

All debt securities and marketable equity securities are classified as either (a) trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings, (b) available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of accumulated other comprehensive income (loss), net of tax, in the accompanying consolidated balance sheets, or (c) held-to-maturity securities, which are accounted for at amortized cost.

(2) Allowance for doubtful receivables

An allowance for doubtful receivables is maintained at the level which, in the judgment of management, is adequate to provide for probable losses that can be reasonably expected.

The Companies maintain a specific allowance for impaired loans. In addition to the specific allowance, an allowance is established for probable losses that are not individually identified but are expected to have occurred that are inherent in the loans portfolio based on default probability and loss severity from the Companies' past experience.

(3) Accrued pension and severance liabilities

The Companies have pension plans and/or severance indemnity plans covering substantially all employees other than directors. The costs of these plans are principally accrued based on amounts determined in accordance with the provisions of SFAS No.87 "Employers' Accounting for Pensions".

(4) Derivative financial instruments

The Companies recognize all derivatives as either assets or liabilities in the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction.

(5) Business combinations, goodwill and other intangible assets

The Companies use the purchase method accounting for all business combinations, in compliance with SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". Goodwill and other intangible assets with an indefinite useful life are no longer amortized but are assessed for impairment.

Sumitomo Corporation and Subsidiaries

Segment Information (Condensed)

For the years ended March 31, 2004 and 2003

Operating segments:

2004:

Segment		Millions of Yen Gross profit		Net income		As of March 31 Segment assets		Total trading transactions
Metal Products	¥	41,965	¥	7,600	¥	390,391	¥	976,822
Transportation & Construction Systems		98,586		9,555		792,960		1,535,512
Machinery & Electric		28,235		1,789		435,727		1,329,198
Media, Electronics & Network		40,758		7,473		374,952		418,226
Chemical		22,791		(140)		174,866		429,918
Mineral Resources & Energy		27,126		7,127		345,682		1,420,501
Consumer Goods & Service		90,440		5,789		304,593		831,403
Materials & Real Estate		47,830		9,150		615,253		366,971
Financial & Logistics		15,675		2,441		193,540		96,626
Domestic Regional Business Units and Offices		40,437		1,661		379,277		1,156,594
Overseas Subsidiaries and Branches		55,767		7,006		493,258		1,151,742
Segment Total		509,610		59,451		4,500,499		9,713,513
Corporate and Eliminations		(8,278)		7,170		511,966		(515,631)
Consolidated	¥	501,332	¥	66,621	¥	5,012,465	¥	9,197,882

2003: (Restated-Note3)

Segment		Millions of Yen Gross profit		Net income		As of March 31 Segment assets		Total trading transactions
Metal Products	¥	37,179	¥	6,341	¥	344,055	¥	920,406
Transportation & Construction Systems		86,154		5,640		764,872		1,370,104
Machinery & Electric		28,622		1,827		451,214		1,431,458
Media, Electronics & Network		40,870		8,527		339,205		372,712
Chemical		23,556		1,067		186,508		403,444
Mineral Resources & Energy		31,626		3,857		309,513		1,412,064
Consumer Goods & Service		86,052		5,293		271,461		866,143
Materials & Real Estate		48,428		1,615		449,586		400,160
Financial & Logistics		15,506		1,998		161,539		112,106
Domestic Regional Business Units and Offices		51,164		(4,878)		569,789		1,385,653
Overseas Subsidiaries and Branches		59,335		7,127		503,706		1,102,333
Segment Total		508,492		38,414		4,351,448		9,776,583
Corporate and Eliminations		(12,043)		(24,540)		504,709		(547,007)
Consolidated	¥	496,449	¥	13,874	¥	4,856,157	¥	9,229,576

2004:

Segment		Millions of U.S.Dollars Gross profit		Net income		As of March 31 Segment assets		Total trading transactions
Metal Products	$	403	$	73	$	3,754	$	9,392
Transportation & Construction Systems		948		92		7,624		14,765
Machinery & Electric		271		17		4,190		12,781
Media, Electronics & Network		392		72		3,605		4,021
Chemical		219		(1)		1,681		4,134
Mineral Resources & Energy		261		69		3,324		13,659
Consumer Goods & Service		870		56		2,929		7,994
Materials & Real Estate		460		88		5,916		3,529
Financial & Logistics		151		23		1,861		929
Domestic Regional Business Units and Offices		389		16		3,647		11,121
Overseas Subsidiaries and Branches		536		67		4,743		11,074
Segment Total		4,900		572		43,274		93,399
Corporate and Eliminations		(79)		69		4,923		(4,958)
Consolidated	$	4,821	$	641	$	48,197	$	88,441

Note:

1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥104=US$1.

2) For the fiscal year ended March 31, 2004, real estate related business previously included in the "Domestic Regional Business Units and Offices" segment has been transferred to the "Materials & Real Estate" segment due to the Companies' reorganization. The effects of this transaction on the gross profit, net income, and segment assets of the "Materials & Real Estate" are ¥7,605 (US$ 73) million, ¥4,874 (US$47) million, and ¥143,823 (US$1,383) million, respectively.

3) Certain restatements and reclassifications for the year ended March 31, 2003 have been made to conform to the presentation for March 31, 2004. See Note 3 of "Basis of Consolidated Financial Statements"

4) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalant to, or a substitute for, sales or revenues under U.S. GAAP.

Sumitomo Corporation and Subsidiaries

Marketable securities and other investments

As of March 31, 2004 and 2003

March 31,2004	Millions of Yen							
		Cost		Unrealized Gains		Unrealized Losses		Fair Value
Securities classified as:								
Available-for-sale:								
Equity securities	¥	164,749	¥	138,345	¥	(2,965)	¥	300,129
Debt securities		1,688		63		–		1,751
Held-to-maturity		11,921		16		(1)		11,936
	¥	178,358	¥	138,424	¥	(2,966)	¥	313,816

March 31, 2003:	Millions of Yen							
		Cost		Unrealized Gains		Unrealized Losses		Fair Value
Securities classified as:								
Available-for-sale:								
Equity securities	¥	228,533	¥	23,908	¥	(21,621)	¥	230,820
Debt securities		5,803		83		(21)		5,865
Held-to-maturity		22,550		22		(9)		22,563
	¥	256,886	¥	24,013	¥	(21,651)	¥	259,248

March 31,2004	Millions of U.S. Dollars							
		Cost		Unrealized Gains		Unrealized Losses		Fair Value
Securities classified as:								
Available-for-sale:								
Equity securities	$	1,584	$	1,330	$	(29)	$	2,885
Debt securities		16		1		–		17
Held-to-maturity		115		0		0		115
	$	1,715	$	1,331	$	(29)	$	3,017

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥104=US$1.

Highlights of consolidated annual results 2003 (Year ended March 31, 2004)

April 28, 2004

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

Consolidated Income	Year ended March 31, 2004 (A)	Year ended March 31, 2003 [Restated] (B)	increase/(decrease) amount (A)-(B)	increase/(decrease) percentage
Gross profit	5,013	4,964	49	1.0%
Other income (expenses) :				
Selling, general and administrative expenses	(4,224)	(4,063)	(160)	(3.9%)
Personnel expenses	(2,178)	(2,059)	(120)	(5.8%)
Facility related expenses	(765)	(759)	(6)	(0.8%)
Other, net	(1,280)	(1,245)	(34)	(2.8%)
Settlements received (paid) on copper trading litigation	(71)	2	(73)	-
Provision for doubtful receivables	(80)	(56)	(24)	(43.5%)
Provision for doubtful receivables and others in specific countries	-	(48)	-	-
Impairment losses on long-lived assets	(52)	(204)	152	74.6%
Gain on sale of property and equipment, net	133	33	100	305.7%
Interest expense, net of interest income	(64)	(60)	(4)	(6.1%)
Dividends	69	64	6	8.8%
Loss on valuation of marketable securities and investments, net	(232)	(661)	429	64.8%
Gain on sale of marketable securities and investments, net	396	190	206	108.4%
Equity in earnings of associated companies, net	207	98	109	111.8%
Other, net	(5)	(20)	15	75.9%
Total other income (expenses)	(3,923)	(4,678)	756	16.1%
Income before income taxes and minority interests in earnings of subsidiaries	1,090	286	804	281.2%
Income taxes	(357)	(84)	(273)	(326.3%)
Income before minority interests in earnings of subsidiaries	733	202	531	262.6%
Minority interests in earnings of subsidiaries, net	(67)	(64)	(4)	(5.7%)
Net income	666	139	527	380.2%
Total trading transactions	91,979	92,296	(317)	(0.3%)
Operating income	710	893	(183)	(20.5%)
Basic profit (Calculation for reference)*	668	622	46	7.3%

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×58%+Equity in earnings of associated companies

Summary

Gross profit

(Positive effects and businesses which showed strong performances)
- Acquisition of steel products business from Nichimen Corporation
- Automobile lease and finance business in Japan and Asia
- Automobile distributor business in Turkey
- Retail businesses including Summit (food supermarket chain)

(Negative effects and businesses which showed weak performances)
- Temporary production slow-down of Coal business in Australia
- Impairment loss and loss on sale of real estate for sale
- Decrease in condominiums sales in Tokyo metropolitan area compared with the previous year which showed a strong performance

Selling, general and administrative expenses
- Increase in personnel expenses due to the expansion of business activities at subsidiaries
- Increase in retirement benefit expenses
- Increase in amortization of software

Settlements received (paid) on copper trading litigation
- Settlement paid during this year

Impairment losses on long-lived assets
- Impairment losses on aircraft and real estate

Gain on sale of property and equipment, net
- Sales of commercial rent premises

Loss on valuation of marketable securities and investments, net
- Losses on information and telecommunication related investments
- Losses on securities mainly of Japanese financial institutions were recognized during the previous year

Gain on sale of marketable securities and investments, net
- Gain on securities mainly of Japanese financial institutions

Equity in earnings of associated companies, net
- Jupiter Telecommunications recorded a profit for the first time
- Improvement in the Batu Hijau copper and gold mine project
- Strong performances in Sumisho Lease, Jupiter Programming, etc.

Total trading transactions
- Almost at the same level as the previous fiscal year
- Decreases from the appreciation of the yen and the withdrawal from less profitable businesses
- Increase from the effects of rises in the prices of international commodities

Segment Information	Gross profit: Year ended March 31, 2004	Gross profit: Year ended March 31, 2003	Gross profit: increase/(decrease)	Net income: Year ended March 31, 2004	Net income: Year ended March 31, 2003 [Restated]	Net income: increase/(decrease)	Assets: As of March 31, 2004	Assets: As of March 31, 2003 [Restated]	Assets: increase/(decrease)
Metal Products	420	372	48	76	63	13	3,904	3,441	463
Transportation & Construction Systems	986	862	124	96	56	39	7,930	7,649	281
Machinery & Electric	282	286	(4)	18	18	0	4,357	4,512	(155)
Media, Electronics & Network	408	409	(1)	75	85	(11)	3,750	3,392	357
Chemical	228	236	(8)	(1)	11	(12)	1,749	1,865	(116)
Mineral Resources & Energy	271	316	(45)	71	39	33	3,457	3,095	362
Consumer Goods & Service	904	861	44	58	53	5	3,046	2,715	331
Materials & Real Estate	478	484	(6)	92	16	75	6,153	4,496	1,657
Financial & Logistics	157	155	2	24	20	4	1,935	1,615	320
Domestic Regional Business Units and Offices	404	512	(107)	17	(49)	65	3,793	5,698	(1,905)
Overseas Subsidiaries and Branches	558	593	(36)	70	71	(1)	4,933	5,037	(104)
Segment Total	5,096	5,085	11	595	384	210	45,005	43,514	1,491
Corporate and Eliminations	(83)	(120)	38	72	(245)	317	5,120	5,047	73
Consolidated	5,013	4,964	49	666	139	527	50,125	48,562	1,563

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

Assets and Liabilities	As of March 31, 2004	As of March 31, 2003 [Restated]	increase/ (decrease)
Total assets	50,125	48,562	1,563
Total shareholders' equity	7,308	6,187	1,121
Shareholders' equity ratio	14.6%	12.7%	1.9points
Working Capital	6,940	3,469	3,472
Interest - bearing liabilities, net	23,776	25,028	(1,252)
Debt - equity ratio, net (times)	3.3	4.0	(0.7points)

Summary

Total assets
- Increased mainly due to the increases of operating assets by expanding the earnings base and increases in value of marketable equity securities reflecting the rise of stock prices.

Total shareholders' equity
- Increased due to the increases of retained earnings and net unrealized gains on securities available-for-sale.

Working Capital
- Increased as a result of raising long-term debt and increasing cash and cash equivalents.

Debt - equity ratio, net (times)
- Improved due to the decrease of interest-bearing liabilities and the increase in shareholders' equity.

Cash Flows	Year ended March 31, 2004	Year ended March 31, 2003
Net cash provided by operating activities	618	670
Net cash provided by (used in) investing activities	579	(599)
Free Cash Flow	*1,197*	*72*
Net cash provided by (used in) financing activities	(236)	430
Effect of exchange rate changes on cash and cash equivalents	(49)	(25)
Net increase in cash and cash equivalents	912	476

Summary

Free Cash Flow
- Net cash provided by operating activities was 61.8 billion yen.
  Net cash provided by investing activities was 57.9 billion yen as a net result of proceeds from sales of marketable securities and strategic investments.
  As a result, free cash flow was 119.7 billion yen.

Net cash provided by (used in) financing activities
- Net cash used in financing activities was 23.6 billion yen, as a result of repaying short-term debt, while long-term debt was raised to ensure stable funding.

Targets (Year ending March 31, 2005)	Year ending March 31, 2005 (C)	Year ended March 31, 2004 (D)	increase/(decrease)	
			amount (C)-(D)	percentage
Gross profit	5,300	5,013	287	5.7%
Other income (expenses) :				
Selling, general and administrative expenses	(4,300)	(4,224)	(76)	(1.8%)
Interest expense, net of interest income	(70)	(64)	(6)	(9.4%)
Dividends	60	69	(9)	(13.0%)
Equity in earnings of associated companies, net	350	207	143	69.1%
Provision for doubtful receivables and net of other income (expenses)	(150)	89	(239)	-
Total other income (expenses)	(4,110)	(3,923)	(187)	(4.8%)
Income before income taxes and minority interests in earnings of subsidiaries	1,190	1,090	100	9.2%
Income taxes	(410)	(357)	(53)	(14.8%)
Income before minority interests in earnings of subsidiaries	780	733	47	6.4%
Minority interests in earnings of subsidiaries	(80)	(67)	(13)	(19.4%)
Net income	700	666	34	5.1%
Total trading transactions	91,000	91,979	(979)	(1.1%)
Basic profit (Calculation for reference)*	934	668	266	39.8%

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Summary

Gross profit
- Aim to increase through business expansion including strategic mergers and acquisitions.
- Plant projects mainly in Asia and retail businesses including the food supermarket chain, Summit, are expected to contribute.

Selling, general and administrative expenses
- Estimated to increase along with the expansion of business base while retirement benefit expenses are to decrease.

Equity in earnings of associated companies, net
- Improvement in the Batu Hijau copper and gold mine project.
- Strong performances in Sumisho Lease, etc.

Provision for doubtful receivables and net of other income (expenses)
- Estimated to be around 15 billion yen including unexpected losses through the continuous replacement of assets.

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×58%+Equity in earnings of associated companies

Caution Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

For Immediate Release

Sumitomo Corporation Announces Financial Results for the Fiscal Year ended March 31, 2004

On April 28, 2004, Sumitomo Corporation announced its consolidated results for the fiscal year ended March 31, 2004, prepared on the basis of accounting principles generally accepted in the United States of America.

Net income for the fiscal year was 66.6 billion yen, a record high. The 60 billion yen net income target for the first year of our medium-term management plan, the AA Plan, was achieved.

1. Operating results

○ Gross profit was 501.3 billion yen, an increase of 4.9 billion yen from the previous year.

<Positive effects and businesses that showed strong performances>

- Acquisition of metal products business from Nichimen Corporation
  (Metal Products)
- Sumisho Auto Leasing, automobile lease and finance businesses in Asia, and improvement of automobile distributor business in Turkey
  (Transportation & Construction Systems)
- Retail business including Summit (food supermarket chain)
  (Consumer Goods & Service)

< Negative effects and businesses that showed weak performances >

- Temporary production slow-down of coal business in Australia
  (Mineral Resources & Energy)
- Impairment loss and loss on sales of real estate for sale. Decrease in condominium sales in the Tokyo Metropolitan area compared with the previous year, which showed a strong performance (Materials & Real Estate)

○ Selling, general and administrative expenses were 422.4 billion yen, an increase of 16.0 billion yen from the previous year. This was mainly in personnel expenses due to the expansion of business activities at subsidiaries and the increase of retirement benefit expenses. Amortization of software also increased.

○ Impairment losses on long-lived assets, such as aircraft and real estate were 5.2 billion yen.

○ Gain on sale of property and equipment, net was 13.3 billion yen mainly due to sales of commercial rent premises.

○ Loss on valuation of marketable securities and investments, net, was 23.2 billion yen, mainly on information and telecommunication related investments. Since there were large losses on securities mainly of Japanese financial institutions during the previous year, it decreased by 42.9 billion yen.

○ Gain on sale of marketable securities and investments, net, was 39.6 billion yen, an increase of 20.6 billion yen. The gain was recognized mostly from the sale of securities of Japanese financial institutions.

○ Equity in earnings of associated companies, net, increased by 10.9 billion yen to 20.7 billion yen. This was contributed to by improved performances in Jupiter Telecommunications, which recorded a profit for the first time, and the Batu Hijau copper and gold mine project, and continuous strong performances in Sumisho Lease and Jupiter Programming.

○ Our Basic Profit (the sum of gross profit, selling, general and administrative expenses, interest expenses, net of interest income and dividends multiplied by 58% and combined with net equity in earnings of associated companies), was also record high and amounted to 66.8 billion yen reflecting the expansion of the earnings base.

2. Financial position

○ Total assets as of March 31, 2004 amounted to 5,012.5 billion yen, an increase of 156.3 billion yen from March 31, 2003, mainly due to the increases of operating assets allowing for an expansion of the business base and increases in value of marketable equity securities reflecting the rise of stock prices.

○ Shareholders' equity amounted to 730.8 billion yen, an improvement of 112.1 billion yen due to increases in retained earnings and net unrealized gains on securities available-for-sale. The shareholders' equity ratio was 14.6%, improved by 1.9 points from March 31, 2003.

3. Targets for the next fiscal year

The targets for the fiscal year ending March 31, 2005 are as follows;

Gross profit	530 billion yen
Equity in earnings of associated companies, net	35 billion yen
Net income	70 billion yen

- ○ Gross profit is expected to increase by 28.7 billion yen to 530 billion yen through business expansion including strategic mergers and acquisitions, and continuous strong performances of core businesses.

- ○ Equity in earnings of associated companies, net is expected to increase by 14.3 billion yen to 35 billion yen. Further improvements in the Batu Hijau copper and gold mine project and Jupiter Programming are expected. In addition, Sumisho Lease is expected to continue its strong performance.

- ○ Provision for doubtful receivables and other losses are estimated to be around 15 billion yen including unexpected losses through the continuous replacement of assets.

- ○ As a result, our target for net income for the fiscal year ending March 31, 2005 is 70 billion yen. This will be another record high and represent a 3.4 billion yen increase or 5.1% growth from the result of fiscal year 2003. We are in line to achieve our target for the final year of our medium-term management plan, the AA Plan.

4. Restatement of prior year's consolidated financial statements

The Companies have in the past reported total trading transactions and gross trading profit in their consolidated statements of income. For the fiscal year ended March 31, 2004, the Companies have reported revenue from sales, cost of sales, and revenue from fees and commissions in a manner consistent with the accounting guidance in Emerging Issues Task Force Issue No 99-19 as to reporting revenues based on the gross amount billed or the net amount retained. The Companies have restated prior year consolidated financial statements in order to conform to the current year presentation. This restatement has no effect on reported gross profit or net income for the years restated.

The Companies have also restated prior year consolidated financial statements for their accounting for deferred taxes related to investments in affiliates and the effect of tax rate changes on deferred taxes recognized as part of other comprehensive income. This restatement resulted in changes in income tax expense (benefit), net income, shareholders' equity, and net income per share for the years restated.

The previously reported amounts, the restated amounts, and the effects of the restatement on net income and shareholders' equity, as of and for the fiscal years ended March 31, 2000, 2001, 2002, and 2003 are summarized below:

As Previously Reported (in billions of Yen)

	2000	2001	2002	2003	4 years total
Net Income	35.1	40.3	45.2	28.3	148.9
Shareholders' equity	634.2	623.0	650.4	626.3	

As Restated

	2000	2001	2002	2003	4 years total
Net Income	32.3	50.5	47.7	13.9	144.4
Shareholders' equity	629.8	627.0	658.0	618.7	

Effects of the Restatement

	2000	2001	2002	2003	4 years total
Net Income	(2.8)	10.1	2.5	(14.4)	(4.5)
Shareholders' equity	(4.4)	4.0	7.6	(7.5)	

For further information contact:
Sumitomo Corporation Investor Relations Dept.
Phone: +81-3-5166-3452 Fax :+81-3-5166-6292
e-mail: ir@sumitomocorp.co.jp

Caution Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The Company is under no obligation – and expressly disclaims any such obligation – to update or alter its forward-looking statements.